Filed by Arogo Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Arogo Capital Acquisition Corp.

(Commission File No. 001-41179)

EON Reality and Cho Thavee Public Company Limited Expand Knowledge Metaverse into Thailand

The partnership will initially cover 50,000 students and 7,500 interns and workers

IRVINE, CA, May 31, 2022 – EON Reality Inc. (“EON Reality”), a global leader in Augmented- and Virtual-Reality-based knowledge and skills transfer for industry and education, announces a new partnership with Cho Thavee Public Company Limited (“Cho Thavee”) in Thailand to expand the Knowledge Metaverse starting with 50,000 students and 7,500 interns and workers, with plans of expanding throughout Thailand and Laos.

As a pioneer in the transportation business who has since become a leader in cutting-edge technology, Cho Thavee is a company that is primed to begin implementing the power of EON Reality’s EON-XR and the Knowledge Metaverse on an everyday basis. This partnership also marks the formal launch of EON Reality’s support for Thailand’s groundbreaking Infinitland project.

“EON Reality is extremely excited to formally begin our partnership with Cho Thavee, as we believe this will provide a massive opportunity for both EON Reality, Cho Thavee and all of Thailand,” said Dan Lejerskar, CEO of EON Reality. “In situations like this, EON Reality is pleased to be able to offer life-changing technology like the Knowledge Metaverse to countless students and working professionals throughout Thailand and the region. We believe that both our partnership and Infinitland have a real possibility of being the prototype to shape the way that the next generation learns and grows with the Knowledge Metaverse worldwide.”

Powered by EON-XR and the Knowledge Metaverse, Cho Thavee will be able to expand on its XR offerings to students and trainees within Infinitland and beyond. By utilizing the technology to share and create immersive and interactive experiences using lifelike 3D models, it can provide truly unique and memorable content in ways that would likely not otherwise be possible.

Through EON Reality and its newest partner in Southeast Asia, Cho Thavee, countless students and work interns will not only be important users and beneficiaries of EON-XR and the Knowledge Metaverse, but they will also help to shape the international growth of the technology across EON Reality’s global network. Over the past two years, EON Reality has seen over 100 different institutions and companies around the globe, like Cho Thavee, become committed creators and curators for the growing Knowledge Metaverse — each creating and sharing experiences based on their own areas of expertise. With the addition of Cho Thavee and Infinitland to EON Reality’s ever-growing network, the possibilities and reality of expanding the Knowledge Metaverse and related capabilities have never been greater or more assured.

This partnership with EON Reality is pivotal and strategic to our Infinitland project and for knowledge transfer and education in Thailand and Laos. EON-XR will fill in the key missing gaps with its right platform, technologies and solutions to successfully implement Infinitland and the Knowledge Metaverse in both countries, significantly benefitting students and knowledge workers in the new knowledge economy,” says Suradech Taweesaengsakulthai, CEO of Cho Thavee.

About EON Reality
EON Reality is a leading company in Augmented- and Virtual-Reality-based experience creation for education and industry as well as the reputed creators of the Knowledge Metaverse. EON Reality’s over 20 years of existence and success are tied to its belief that knowledge is a human right and should be available, accessible, and affordable for every person on the planet. To carry this out, EON Reality developed and launched EON-XR, a SaaS-based platform dedicated to the democratization of XR content creation that brings code-free XR development and publishing to smartphones, tablets, laptops, and any other XR-focused devices. EON-XR can be used in devices of different sizes, in different shapes and at different types of locations: from hand-held mobile devices, to head-mounted displays, to large-scale screens, and even at mega-size facilities. EON Reality’s global network now comprises of more than 1.1 million licenses who are collectively building the Knowledge Metaverse in more than 100 locations. EON Reality has also created the world’s leading XR library for education and industry with access to at least 2.16 million 3D assets and counting. For further information, visit www.eonreality.com.

About Cho Thavee PCL

Cho Thavee is a leading engineering integrator providing a wide range of products and services. With its long history, vast experience, and the specialties of its executives and teams, Cho Thavee has successfully: combined the fields of world-class engineering technology with professional management; developed its capability to design, create and produce commercial vehicles; expanded its business into project management of inland transportation and rail transportation for special project pertaining to logistics: and provided other related services dealing with the company’s products and services. For further information, visit www.cho.co.th.

Contact Information:

Marketing@eonreality.com

Additional Information and Where to Find It

In connection with the proposed business combination transaction, Arogo intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Arogo, and other documents regarding the proposed business combination transaction. Arogo’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination transaction, as these materials will contain important information about EON Reality, Arogo and the proposed business combination transaction. Promptly after the Form S-4 is declared effective by the SEC, Arogo will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Arogo are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination transaction. The documents filed by Arogo with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, (Registration No. 333-259338), or by directing a request to Arogo Capital Acquisition Corp., 848 Brickell Avenue, Penthouse 5, Miami, FL 33131.

Participants in the Solicitation

Arogo and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Arogo will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Arogo’s directors and executive officers and their ownership of Arogo common stock is set forth in Arogo’s prospectus, dated December 23, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

EON Reality and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Arogo in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains certain statements which may be deemed as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding EON Reality’s industry and market sizes, future opportunities for EON Reality and Arogo, EON Reality’s estimated future results and the proposed business combination between Arogo and EON Reality, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of the management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the management’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Arogo’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change, legal proceedings instituted against EON Reality or against Arogo related to the business combination agreement or the management team, or other circumstances that could give rise to the termination of the business combination agreement; the inability to complete the transactions contemplated by the business combination agreement due to the failure to obtain approval of Arogo’s stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the business combination agreement; a delay or failure to realize the expected benefits from the proposed business combination agreement transaction including EON Reality’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination transaction; changes in the virtual reality markets in which EON Reality competes, including with respect to its competitive landscape, technology evolution or regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets EON Reality serve; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that EON Reality may not be able to execute its growth strategies; security breaches or other disruptions of EON Reality information technology systems or violations of data privacy laws; EON Reality’s inability to adequately protect its intellectual property; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which EON Reality operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on EON Reality; risk that EON Reality may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Arogo’s final prospectus, dated December 23, 2021, for its initial public offering, and those that will be contained in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Arogo’s other filings with the SEC. EON Reality and Arogo caution that the foregoing list of factors is not exclusive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the management’s control. All information set forth herein speaks only as of the date hereof in the case of information about Arogo and EON Reality or the date of such information in the case of information from persons other than Arogo or EON Reality, and except to the extent required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements as a result of new information, future events and developments or otherwise occurring after the date of this communication. Forecasts and estimates regarding EON Reality’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Neither Arogo nor EON Reality gives any assurance that either Arogo or EON Reality, respectively, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.